Exhibit 99.1

Metalpha Announces Joint Venture with Abu Dhabi based Gewan Holding and subsidiary of Standard Chartered Zodia Markets to Expand into the Middle East Digital Asset Market

Hong Kong, 10 February 2025 - Metalpha Technology Holding Limited (Nasdaq: MATH) is pleased to announce that its wholly owned subsidiary, Metalpha Limited, has partnered with Gewan Holding and Zodia Markets to establish ZMG7 LLC, a joint venture aimed at driving the growth of the digital asset market in the Middle East. This milestone partnership marks a significant step in the company’s global expansion strategy and strengthens the UAE’s position as a key hub for digital asset management.

Abu Dhabi-based Gewan Holding, renowned for its diverse portfolio of strategic investments across various industry sectors, has long been a driver of innovation in the UAE capital’s financial sector, and beyond.

Zodia Markets is a subsidiary of Standard Chartered, a UK bank with a presence largely in emerging markets, such as Asia, Africa and the Middle East. Standard Chartered launched Zodia Markets in 2021 alongside OSL, in a move that highlighted the Bank’s desire to be leaders in the development of global digital-asset infrastructure.

Adrian Wang, CEO of Metalpha Technology Holding Limited, commented: “I’m very excited for our partnership and shared vision of advancing digital assets in the Middle East. Aiming to play a pivotal role to drive mass adoption of digital assets in the region, we look forward to expanding our presence in this dynamic market.”

The formation of ZMG7 LLC comes at a time when the UAE is actively embracing fintech innovation and digital asset regulatory frameworks. As part of this joint venture, Metalpha will leverage its expertise in derivatives innovation, market structure optimization, and risk management to support ZMG7 LLC in building a fully compliant and globally competitive digital asset trading and wealth management platform.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company, through its subsidiaries, is dedicated to providing investing and wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of crypto wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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